CAI INTERNATIONAL, INC.
Steuart Tower
1 Market Plaza, Suite 900
San Francisco CA 94105

June 17, 2014

VIA EDGAR FILING

Jay Ingram
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CAI International, Inc.
Registration Statement on Form S-3, File No. 333-195557

Dear Mr. Ingram:

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended, CAI International, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 4:00 p.m. EST on June 19, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the Commission or Staff's comments or the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sonny Allison of Perkins Coie LLP, counsel to the Company, at (303) 291-2314 as soon as the Registration Statement has been declared effective.

Very truly yours,
CAI INTERNATIONAL, INC.

By:	/s/ Timothy B. Page
Timothy B. Page
Chief Financial Officer